                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13E-3 Transaction Statement
             (Pursuant to Section 13(e) of the Securities Exchange
                           Act of 1934 and Rule 13e-3
                          ((S) 240.13e-3) thereunder)

                                 Uniflex, Inc.
                              (Name of the Issuer)

                                 Uniflex, Inc.
                           Uniflex Acquisition Corp.
                               RFE VI SBIC, L.P.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                   904711108
                     (CUSIP Number of Class of Securities)



        Uniflex, Inc.                               Uniflex Acquisition Corp.
     383 West John Street                               RFE VI SBIC, L.P.
  Hicksville, New York 11802                       c/o RFE Investment Partners
Attn: Herbert Barry, Chairman                            36 Grove Street
       of the Board and                                New Canaan, CT 06840
   Chief Executive Officer                            Attn: James A. Parsons
                                                          (203) 996-2800
                                 Copies to:

  Jeffrey S. Spindler, Esq.                        Charles J. Downey, III, Esq.
   Olshan Grundman Frome                             Finn Dixon & Herling LLP
Rosenzweig & Wolosky LLP                               One Landmark Square
       505 Park Avenue                                  Stamford, CT 06901
  New York, New York 10022                                (203) 325-5000
       (212) 753-7200

(Name, Address And Telephone Number Of Person Authorized To Receive Notices And Communications On Behalf Of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):


(a) [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b) [ ] The filing of a registration statement under the Securities Act of 1933.
(c) [ ] A tender offer.
(d) [ ] None of the above.

    Check the following box if soliciting materials or information statement referred to in checking box (a)are preliminary copies: [X]

Calculation of Filing Fee

Transaction Valuation*                            Amount Of Filing Fee**
$28,370,634.87                                    $5,674.13

    * For purposes of calculation of fee only. This amount is based on (i) the conversion of 3,678,194 shares of common stock, par value $0.10 per share, of Uniflex, Inc. (the "Uniflex Common Stock") into the right to receive $7.57 in cash per share and (ii) the payment of an amount, with respect to options to purchase 128,700 shares of Uniflex Common Stock, equal to the difference between the applicable exercise prices thereof and $7.57 per share of Uniflex Common Stock.

    ** The amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50 of one percent of the transaction value.

    [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

    Amount Previously Paid:      $5,674.13

    Form or Registration No.:    Preliminary Proxy Statement

    Filing Party:                Uniflex, Inc.

    Date Filed:                  April 1, 1999

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         This Rule 13e-3 Transaction Statement (the "Statement") relates to the
Agreement and Plan of Merger and Recapitalization dated as of March 5, 1999
(the "Merger Agreement") by and between Uniflex Acquisition Corp., a Delaware Corporation ("Acquisition") and Uniflex, Inc., a Delaware Corporation
("Uniflex" or the "Company"). Acquisition is a newly formed corporation, the sole stockholder of which is RFE VI SBIC, L.P., a Delaware limited partnership ("RFE"). Acquisition was formed for the purpose of consummating the Merger (as defined below). A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by the Company with the Securities and Exchange Commission contemporaneously herewith (including all annexes thereto, the "Preliminary Proxy Statement"). The Preliminary Proxy Statement is attached hereto as Exhibit (d).

         Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below) (i) Acquisition will be merged into Uniflex (the "Merger"), with Uniflex continuing as the surviving corporation (the "Surviving Corporation"); (ii) the current directors of Uniflex will be replaced by the persons listed on an exhibit to the Merger Agreement; (iii) the shares of common stock of Acquisition held by RFE will be converted into 693,527 shares of common stock, par value $0.10 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"), representing approximately 49% of the outstanding shares of the Surviving Corporation Common Stock; (iv) Robert Davidoff, CMNY Capital, L.P., a Delaware limited partnership, CMCO, Inc., a New York corporation and Sterling/Carl Marks Capital Inc., a New York corporation (collectively, the "Carl Marks Affiliates") and Herbert Barry, Robert K. Semel and Warren Heuman, each a director and, respectively, the Chairman and Chief Executive Officer, President and Chief Operating Officer and Chairman Emeritus of the Company, Erich Vetter, a director of the Company, and certain other officers and employees of the company (collectively, the "Management Group") will retain existing shares of Uniflex Common Stock (the "Retained Shares"), which Retained Shares held by the Carl Marks Affiliates and the members of the Management Group will represent approximately 9.1% and 7.3%, respectively, of the outstanding shares of Uniflex Common Stock immediately prior to the Effective Time and approximately 28.2% and 22.8%, respectively, of the Surviving Corporation Common Stock immediately after the Effective Time; and (v) each share of Uniflex Common Stock outstanding immediately prior to the Effective Time (except for the Retained Shares and treasury shares held by Uniflex) will be converted into the right to receive $7.57 per share in cash. Shares of Uniflex Common Stock held in the Company's treasury will be canceled and retired. All outstanding options to purchase shares of Uniflex Common Stock ("Options") will, subject to any agreement between the Company and the holder of any Option, be canceled and the former holder thereof shall thereafter have the right to receive cash in an amount equal to the product of the number of shares of Uniflex Common Stock subject to such Option and the excess of the Cash Merger Price per share over the exercise price per share of such Option, less applicable withholding taxes. The effective time of the Merger will be the date and time of the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with the Delaware General Corporation Law (the "Effective Time"), which is scheduled to occur as soon as practicable after the satisfaction of certain closing conditions.

         Consummation of the Merger is subject to certain conditions, including the obtaining of the Financing (as defined in the Merger Agreement) contemplated by the Financing Commitment Letters (as defined in the Merger Agreement). The financing required to pay the Cash Merger Price, to pay the value of all outstanding options, to refinance certain existing indebtedness of the Company, including indebtedness under the Company's existing mortgage loan, and to pay the fees and expenses in connection with the Merger and such financing will be provided by (a) a term loan in the amount of $18.5 million and drawings under a $5 million revolving credit facility, to be included in a senior secured credit facility to be entered into by the Company, (b) issuance by the Company of its senior subordinated debentures for gross proceeds of $7 million, (c) equity financing provided by RFE in the amount of $5.25 million through the purchase of common stock of Acquisition, and (d) equity financing of $750,000 provided by Sterling/Carl Marks Capital, Inc. through the purchase immediately prior to the Effective Time of Uniflex Common Stock.

         The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Preliminary Proxy Statement, a copy of which is attached hereto as Exhibit (d), is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Preliminary Proxy Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

         The filing of this Statement shall not be construed as an admission by the Company, or by Acquisition or RFE or any of their affiliates (together, the "RFE Entities"), that the Company is "controlled" by the RFE Entities or that any of the RFE Entities is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                             CROSS REFERENCE SHEET


Item in Schedule 13E-3            Location in Proxy Statement
----------------------            ---------------------------

Item l(a) and (b)................ Outside Front Cover Page; "SUMMARY-The
                                  Parties to the Merger"; and "THE SPECIAL
                                  MEETING--Record Date, Solicitation and
                                  Revocability of Proxies".


Item l(c) and (d)................ "SUMMARY--Market Prices; Dividends"and
                                  "MARKET PRICES; DIVIDENDS; REPURCHASES;
                                  INTERESTS IN UNIFLEX COMMON STOCK".

Item l(e)........................ Not applicable

Item l(f)........................ "MARKET PRICES; DIVIDENDS; REPURCHASES;
                                  INTERESTS IN UNIFLEX COMMON STOCK--Interest of Profit Sharing Plan".

Item 2(a)-(d) and (g)............ Outside Front Cover Page; "SUMMARY-The
                                  Parties to the Merger"; "DESCRIPTION OF
                                  ACQUISITION AND RFE"; "DIRECTORS AND
                                  EXECUTIVE OFFICERS OF UNIFLEX"; and
                                  "DIRECTORS AND EXECUTIVE OFFICERS OF THE
                                  SURVIVING CORPORATION".

Item 2(e) and (f)................ Negative

Item 3(a) and (b)................ Not Applicable

Item 4(a) and (b)................ Outside Front Cover Page, "SUMMARY -Terms of
                                  the Merger", "--Effective Time",
                                  "--Conditions to Consummation of the Merger", "--Interests of Certain Persons in the Merger", "--Certain Related Agreements", "--No Solicitation; Fiduciary Duties", "-- Termination; Fees and Expenses"; "--Appraisal Rights"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger"; "CERTAIN EFFECTS OF

                                  THE MERGER--Appraisal rights", "--Certain
                                  Related Agreements"; "CERTAIN PROVISIONS OF
                                  THE MERGER AGREEMENT" and ANNEX A to the
                                  Preliminary Proxy Statement.

Item 5(a)........................ Not applicable

Item 5(b)........................ Not applicable

Item 5(c)........................ "SUMMARY--Certain Effects of the
                                  Merger";"CERTAIN PROVISIONS OF THE MERGER
                                  AGREEMENT--Board of Directors and Officers of the Surviving Corporation"; and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION".

Item 5(d) - (g).................. "SUMMARY--Terms of the Merger", "--Certain
                                  Effects of the Merger", "-- Market Prices;
                                  Dividends"; "SPECIAL FACTORS--Certain Effects of the Merger"; "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Treatment of Securities in the Merger" and "MARKET PRICES; DIVIDENDS; REPURCHASES; INTERESTS IN UNIFLEX COMMON STOCK".

Item 6(a) - (d).................. "SUMMARY--Financing Arrangements"
                                  and "FINANCING OF THE MERGER".

Item 7(a) - (d).................. Outside Front Cover Page, "SUMMARY --Reasons
                                  for the Merger", "--Recommendation of the Board", "--Opinion of Financial Advisor", "--Interests of Certain Persons in the Merger", "--Certain Related Agreements", "-- Certain Effects of the Merger", "--Certain Federal Income Tax Consequences of the Merger", "--Appraisal Rights"; "SPECIAL FACTORS-- Background of the Transaction", "-- Reasons for the Merger; Recommendation of the Board of Directors", "--Purposes and Reasons of RFE and Acquisition for the Merger", "--Opinion of Dunn Johnston, Financial Advisor to Uniflex", "--Interests of Certain Persons in the Merger", "--Certain Effects of the Merger", "--Certain Federal Income Tax Consequences of the Merger", "--Appraisal Rights",

                                  "--Certain Related Agreements"; "CERTAIN
                                  PROVISIONS OF THE MERGER AGREEMENT--General", "--Treatment of Securities in the Merger" and "--Payment for Shares".

Item 8(a) and (b)................ "SUMMARY--Reasons for the Merger",
                                  "--Recommendation of the Board"; "SPECIAL
                                  FACTORS--Reasons for the Merger;
                                  Recommendation of the Board of Directors", and "--Position of RFE and Acquisition as to Fairness of the Merger".

Item 8(c)........................ "SUMMARY--The Special Meeting", "--Conditions
                                  to the Consummation of the Merger"; "THE
                                  SPECIAL MEETING--Quorum; Required Vote" and
                                  "CERTAIN PROVISIONS OF THE MERGER AGREEMENT-- Conditions to the Consummation of the Merger".

Item 8(d)........................ "SPECIAL FACTORS--Reasons for the Merger;
                                  Recommendation of the Board of Directors", and "--Position of RFE and Acquisition as to Fairness of the Merger".

Item 8(e)........................ "SUMMARY--Recommendation of the Board";
                                  "SPECIAL FACTORS--Background of the
                                  Transaction"; and "--Reasons for the Merger;
                                  Recommendation of the Board of Directors".

Item 8(f)........................ Not applicable

Item 9 (a) - (c)................. "SUMMARY--Reasons for the Merger","-- Opinion
                                  of Financial Advisor", "SPECIAL
                                  FACTORS--Background of the Transaction",
                                  "--Reasons for the Merger; Recommendation of the Board of Directors", "--Opinion of Dunn Johnston, Financial Advisor to Uniflex" and ANNEX C to the Preliminary Proxy Statement.

Item 10(a)....................... "SUMMARY--Interests of Certain Persons in the
                                  Merger","SPECIAL FACTORS-- Interests of
                                  Certain Persons in the Merger", "CERTAIN
                                  EFFECTS OF THE MERGER--Certain Related
                                  Agreements"; "MARKET PRICES; DIVIDENDS;

                                  REPURCHASES; INTERESTS IN UNIFLEX COMMON
                                  STOCK"; and "SECURITY OWNERSHIP OF CERTAIN
                                  BENEFICIAL OWNERS AND MANAGEMENT".

Item 10(b)........................Not applicable.

Item 11..........................."SUMMARY--The Special Meeting","-- Certain
                                  Related Agreements"; "SPECIAL MEETING --
                                  Quorum; Required Vote"; "SPECIAL
                                  FACTORS--Interests of Certain Persons in the Merger", "CERTAIN EFFECTS OF THE MERGER--Certain Related Agreements" and Exhibits (c)(1), (c)(2), (c)(3),
                                  (c)(4),(c)(5) and (c)(6) hereto.

Item 12(a) and (b)................"SUMMARY--The Special Meeting",
                                  "--Recommendation of the Board"; "THE SPECIAL MEETING--Quorum; Required Vote"; "SPECIAL
                                  FACTORS--Reasons for the Merger;
                                  Recommendation of the Board of Directors", "--Position of RFE and Acquisition as to Fairness of the Merger", and "--Interests of Certain Persons in the Merger--Voting Agreements".

Item 13(a)........................"SUMMARY--Appraisal Rights" and"CERTAIN
                                  EFFECTS OF THE MERGER -- Appraisal Rights".
                                  See also Annex B to the Preliminary Proxy
                                  Statement.

Item 13(b)........................Not applicable

Item 13(c)........................Not applicable

Item 14(a)........................"SUMMARY- Summary Financial Information";
                                  "SELECTED FINANCIAL DATA OF UNIFLEX";
                                  "QUARTERLY FINANCIAL DATA OF UNIFLEX"; and the Financial Statements of Uniflex immediately following "INDEX TO FINANCIAL STATEMENTS".

Item 14(b)........................Not applicable.

Item 15(a) and (b)................"THE SPECIAL MEETING--Record Date;
                                  Solicitation and Revocability of Proxies".

Item 16...........................Copies of each of the Preliminary Proxy
                                  Statement, Letter to Stockholders and Notice of Special Meeting of Stockholders included herewith as Exhibit (d).

Item 17...........................Included herewith as Exhibits.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) and (b) The information set forth on the Outside Front Cover Page and in "SUMMARY--The Parties to the Merger" and "THE SPECIAL MEETING--Record Date, Solicitation and Revocability of Proxies" of the Preliminary Proxy Statement is incorporated herein by reference.

(c) and (d) The information set forth in "SUMMARY--Market Prices; Dividends" and "MARKET PRICES; DIVIDENDS; REPURCHASES; INTERESTS IN UNIFLEX COMMON STOCK" of the Preliminary Proxy Statement is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in "MARKET PRICES; DIVIDENDS; PURCHASES; INTERESTS IN UNIFLEX COMMON STOCK -- Interest of Profit Sharing Plan" of the Preliminary Proxy Statement is incorporated herein by references.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (d) and (g) This Statement is being filed by Acquisition, RFE and the Company, which is the issuer of the Uniflex Common Stock, the class of equity securities to which this Statement relates (collectively the "Filing Persons"). The information set forth on the Outside Front Cover Page and in "SUMMARY--The Parties to the Merger"; "DESCRIPTION OF ACQUISITION AND RFE"; "DIRECTORS AND EXECUTIVE OFFICERS OF UNIFLEX"; and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION" of the Preliminary Proxy Statement is incorporated herein by reference.

(e) and (f) During the last five years, none of the Filing Persons, nor to the best of their knowledge any of the officers, directors, control persons or managing members of the Filing Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a) and (b) Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) and (b) The information set forth on the Outside Front Cover Page and in "SUMMARY--Terms of the Merger", "--Effective Time", "--Conditions to Consummation of the Merger", "--Interests of Certain Persons in the Merger", "--Certain Related Agreements", "--No Solicitation; Fiduciary Duties", "--Termination; Fees and Expenses","--Appraisal Rights"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger", "CERTAIN EFFECTS OF THE MERGER -- Appraisal Rights", "--Certain Related Agreements"; "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" and ANNEX A of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) Not applicable.

(b) Not applicable.

(c) The information set forth in "SUMMARY--Certain Effects of the Merger"; "CERTAIN PROVISIONS OF THE MERGER AGREEMENT-- Board of Directors and Officers of the Surviving Corporation"; and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION" of the Preliminary Proxy Statement is incorporated herein by reference.

(d) - (g) The information set forth in "SUMMARY--Terms of the Merger", "-- Certain Effects of the Merger", "--Market Prices; Dividends"; "SPECIAL FACTORS -- Certain Effects of the Merger"; "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Treatment of Securities in the Merger"; and "MARKET PRICES; DIVIDENDS; REPURCHASES; INTERESTS IN UNIFLEX COMMON STOCK" of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) - (d) The information set forth in "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER" of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a) - (d) The information set forth on the Outside Front Cover Page and in "SUMMARY--Reasons for the Merger", "-- Recommendation of the Board", "--Opinion of Financial Advisor", "--Interests of Certain Persons in the Merger", "--Certain Related Agreements", "--Certain Effects of the Merger", "--Certain Federal Income Tax Consequences of the Merger", "--Appraisal Rights"; "SPECIAL FACTORS--Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Purposes and Reasons of RFE and Acquisition for the Merger", "--Opinion of Dunn Johnston, Financial Advisor to Uniflex", "-- Interests of Certain Persons in the Merger", "--Certain Effects of the Merger", "--Certain Federal Income Tax

Consequences of the Merger", "--Appraisal Rights", "--Certain Related Agreements"; "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--General", "-- Treatment of Securities in the Merger" and "- - Payment for Shares" of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a) - (b) The information set forth in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "SPECIAL FACTORS-- Reasons for the Merger; Recommendation of the Board of Directors" and "--Position of RFE and Acquisition as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "SUMMARY--The Special Meeting", "--Conditions to Consummation of the Merger"; "THE SPECIAL MEETING--Quorum; Required Vote"; and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger" of the Preliminary Proxy Statement is incorporated herein by reference.

(d) The information set forth in "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", and "--Position of RFE and Acquisition as to Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in "SUMMARY -- Recommendation of the Board", "SPECIAL FACTORS-- Background of the Transaction" and "--Reasons for the Merger; Recommendation of the Board of Directors" of the Preliminary Proxy Statement is incorporated herein by reference.

(f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) - (c) The information set forth in "SUMMARY--Reasons for the Merger", "--Opinion of Financial Advisor", "SPECIAL FACTORS-- Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Opinion of Dunn Johnston, Financial Advisor to Uniflex" and ANNEX C of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a) The information set forth in "SUMMARY--Interests of Certain Persons in the Merger"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger", "CERTAIN EFFECTS OF THE MERGER-- Certain Related Agreements"; "MARKET PRICES; DIVIDENDS; REPURCHASES; INTERESTS IN UNIFLEX COMMON STOCK"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Preliminary Proxy Statement is incorporated herein by reference.

(b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

The information set forth in "SUMMARY--Interests of Certain Persons in the Merger", "CERTAIN EFFECTS OF THE MERGER--Certain Related Agreements", "SPECIAL FACTORS--Interests of Certain Persons in the Merger" and "--Certain Related Agreements" of the Proxy Statement is incorporated herein by reference. See also Exhibits (c)(1), (c)(2) (c)(3), (c)(4) (c)(5)and(c)(6) hereto.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) and (b) The information set forth in "SUMMARY--The Special Meeting", "-Recommendation of the Board"; "THE SPECIAL MEETING--Quorum; Required Vote"; "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", "-- Position of RFE and Acquisition as to Fairness of the Merger", and "--Interests of Certain Persons in the Merger--Voting Agreements" of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a) The information set forth in "SUMMARY--Appraisal Rights" of the Preliminary Proxy Statement is incorporated herein by reference. See also Annex B to the Preliminary Proxy Statement.

(b) Not applicable.

(c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

(a) The information set forth in "SUMMARY- Summary Financial Information"; "SELECTED FINANCIAL DATA OF UNIFLEX"; "QUARTERLY FINANCIAL DATA OF UNIFLEX"; and the Financial Statements of Uniflex immediately following "INDEX TO FINANCIAL STATEMENTS" of the Preliminary Proxy Statements is incorporated herein by reference.

(b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) and (b) The information set forth in "THE SPECIAL MEETING--Record Date, Solicitation and Revocability of Proxies" of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

Additional information concerning the Merger is set forth in the preliminary copies of each of the Preliminary Proxy Statement, Letter to Stockholders and Notice of Special Meeting of Stockholders which are attached hereto as Exhibit
(d).

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Commitment Letter, dated March 5, 1999, form The Chase Manhattan Bank and Fleet Bank, National Association, to Uniflex, Inc. and Uniflex Acquisition Corp. (incorporated by reference to Exhibit 9 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9,
1999).

(a)(2) Commitment Letter, dated March 5, 1999, from AlliedSignal Inc. Master Pension Trust to Uniflex, Inc. (incorporated by reference to Exhibit 10 to the
Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

(b)(1) Fairness Opinion, dated as of March 5, 1999 delivered by Dunn Johnston & Co., Inc. (incorporated by reference to Annex C to the Preliminary Proxy Statement, which is filed as Exhibit (d) hereto).

(c)(1) Agreement and Plan of Merger and Recapitalization, dated as of March 5, 1999, by and between Uniflex, Inc. and Uniflex Acquisition Corp.(incorporated by reference to Annex A to the Preliminary Proxy Statement, which is filed as Exhibit (d) hereto).

(c)(2) Voting Agreement, dated as of March 5, 1999, by and between Uniflex Acquisition Corp. and the other parties signatory thereto (incorporated by reference to Exhibit 4 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

(c)(3) Carl Marks Group-Uniflex Voting Agreement, dated as of March 5, 1999, by and between Uniflex Acquisition Corp. and the other parties signatory thereto (incorporated by reference to Exhibit 5 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

(c)(4) Letter Agreement, dated February 12, 1999, from Sterling/Carl Marks Capital, Inc. to Uniflex, Inc.(incorporated by reference to Exhibit 6 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

(c)(5) Letter Agreement, dated March 5, 1999, from RFE VI SBIC, L.P. to Uniflex, Inc. (incorporated by reference to Exhibit 7 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

(c)(6) Letter Agreement, dated March 5, 1999, between Uniflex, Inc. and the other parties signatory thereto (incorporated by reference to Exhibit 8 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

(d) Copies of each of the Preliminary Proxy Statement of the Company, Letter to Stockholders, and Notice of Special Meeting of Stockholders.

(e) Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex B to the Preliminary Proxy Statement, which is filed as Exhibit (d) hereto).

(f) None.

(g) Consent of Independent Accountants

SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1999

                                         UNIFLEX, INC.


                                         By:/s/ Robert K. Semel
                                            --------------------------------
                                         Name: Robert K. Semel
                                         Title: President

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 1999



                                         UNIFLEX ACQUISITION CORP.


                                         By: /s/ James A. Parsons
                                             --------------------------------
                                         Name: James A. Parsons
                                         Title: President

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 1999

                                         RFE VI SBIC, L.P.

                                         By: RFE Associates VI SBIC, LLC,
                                             its General Partner
                                         By: RFE Investment Partners VI, L.P.,
                                             its sole member
                                         By: RFE Associates VI, LLC,
                                             its General Partner

                                         By: /s/ James A. Parsons
                                             --------------------------------
                                             Name: James A. Parsons
                                             Title: Managing Member

                                 EXHIBIT INDEX
                                 -------------


99.(d) Copies of each of the Preliminary Proxy Statement of the Company, Letter to Stockholders, and Notice of Special Meeting of Stockholders.

99.(g) Consent of Independent Accountants